UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File # 000-52927

(Check One)       [X]Form 10-K [ ]Form 20-F [ ]Form 11-K
[  ]Form 10-Q [ ] Form N-SAR

For Fiscal Year Ended
July 31, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMERICAN SIERRA GOLD CORP.

(Exact name of registrant as specified in its charter)

601 Union Street Suite 4500
Seattle, WA 98101
(Address of principal executive offices)

Registrant’s telephone number, including area code: (206) 838-9735

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Form 10-K for the period ended July 31, 2010 could not be filed without unreasonable effort or expense.  The subject 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of October 29, 2010.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

James Vandeberg; (206) 838-9735

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN SIERRA GOLD CORP.
 (Name of Registrant as Specified in Charter)

The below signatory has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 29, 2010                                                                By:  /s/ James Vandeberg
                                              Name: James Vandeberg
                         Its: President